CROWN EQUITY HOLDINGS INC.
5440 West Sahara Suite 205
Las Vegas NV 89146

March 9, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.   20549

Attention: Andrew Mew, Accounting Branch Chief

Re:	Crown Equity Holdings Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2009
Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Amendment No. 3 to Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010
Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended September 30, 2010, filed December 14, 2010
File No. 000-29935

Dear Mr. Mew:

In response to your correspondence dated February 23, 2011 concerning the above-referenced filings, the comment letter from the Commission and the response thereto filed on behalf of the above-referenced issuer, Crown Equity Holdings Inc. (the "Company"), please be advised, on behalf of the Company, that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings under the Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CROWN EQUITY HOLDINGS INC.

/s/ Kenneth Bosket

Kenneth Bosket, CEO